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PACIFIC BOOKER MINERALS INC.

INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE ANNUAL & EXTRA-ORDINARY GENERAL MEETING TO BE HELD ON THE 7TH  DAY OF JUNE, 2010.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of Pacific Booker Minerals Inc. (hereinafter called the “Company”) of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereat duly authorized, deposited at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote.  Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made.  WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY THE PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, OR FOR THE ELECTION OF THE DIRECTORS OR THE APPOINTMENT OF THE AUDITORS NOMINATED BY THE MANAGEMENT OF THE COMPANY, AS THE CASE MAY BE.

The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the company, save and except the special resolutions in respect to stock options as described herein.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the Company or any of its subsidiaries, save and except certain stock options as described below.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 shares without par value of which 11,640,289 shares are issued and outstanding.  There is one class of shares authorized only.  Each share carries the right to one vote so that the aggregate number of votes attaching to all the outstanding shares is 11,640,289.

Shareholders registered prior to the close of business on May 3, 2010 (the “record date”) will be entitled to receive notice of the meeting and to attend and vote thereat.  If a shareholder transfers common shares after said date or additional shares are issued, the person who acquires the common shares may vote these common shares at the meeting if, not later than May 18, 2010, that person requests the Company to add his or her name to the list of shareholders entitled to vote at the meeting and establishes that he or she owns the common shares.  If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must  be mailed or deposited at Computershare Trust Company of Canada, 9th Floor – 100 University Avenue, Toronto, Ontario  M5J 2Y1 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this Information Circular, no person or company beneficially owns, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation objectives and processes and to discuss compensation decisions relating to its named executive officers (“Named Executive Officers”) listed in the Summary Compensation Table that follows.  During its fiscal year ended January 31, 2010, the following individuals were Named Executive Officers (as determined by applicable securities legislation) of the Company.

Greg Anderson - Chief Executive Officer

Ruth Swan - Chief Financial Officer

The Company is a mineral exploration company whose assets include exploration properties in British Columbia.  The Company’s primary objective is to conduct exploration on various properties.

Notwithstanding the foregoing, given that the Company has not, as of yet, generate any significant income or cash flows from operations and operates with limited financial resources to ensure that funds are available to complete scheduled programs, the Board of Directors has to consider not only the financial situation of the Company at the time of the determination of executive compensation, but also the estimated financial situation of the Company in the mid and long-term.  An important element of executive compensation is the grant of incentive stock options by the Company to its employees, director and officers which do not require cash disbursement by the Company.  Additional information about the Company and its operation is available in its audited financial statements and Management’s Discussion and Analysis for the year ended January 31, 2010 which  have been filed with regulators and are available for viewing via the Internet at the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Compensation Objectives and Principles

The primary goal of the Company’s executive compensation process is to attract and retain the key executives necessary for the company’s long term success, to encourage executives to further the development of the Company and its operations and to motivate qualified and experienced executives.  The  key elements  of  executive compensation awarded by the company are:  (i) base salary;  (ii) potential annual incentive award; and (iii) incentive stock options.  The directors are of the view that all elements should be considered, rather than any single element.

Compensation Process and the Rule of the Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee of the Board of Directors of the Company, through discussions without any formal objectives, criteria or analysis, is responsible for determining all forms of compensation to be granted to the Chief Executive Officer of the Company, as well as to its directors, and for reviewing the Chief Executive Officer’s recommendations regarding compensation of the other senior executives of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position.  When determining the compensation of the Company’s executive officers, the Committee considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balance the interests of management and the Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to the company’s executive officers consists of base salary and/or long-term incentive in the form of stock options.

Option Based Awards

Options to purchase common shares of the Company are intended to align the interests of the Company’s directors and executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value  and to reduce the cash compensation the company would otherwise have to pay.  The company’s Stock Option Incentive Plan is administered by the board of Directors on recommendations received from time to time from the Compensation and Corporate Governance Committee.  In establishing the number of the incentive stock options to be granted to the Named Executive Officers, reference is made to the number of stock options granted to officers of other publicly traded companies that, similar to the Company, are involved in the mining industry, as well as those of other publicly traded Canadian companies on a comparable size to that of the company in respect of assets.  The Board of Directors also considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding common shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience a level of commitment of the executive officer in determining the level of incentive stock option compensation.  See “Incentive Plan Awards – Outstanding Option-Based Awards” below, as well as Part 5 – Securities Authorized for Issuance Under Equity Compensation Plans.

Benefits and Perquisites

The Company  does  not, as  of  the  date  of  this  Circular, offer  any benefits or perquisites to its Named Executive Officers than entitlement to incentive stock options as otherwise disclosed and discussed herein.

Summary Compensation Table

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each Named Executive Officer during the fiscal year ended January 31, 2010.

Amounts reported in the table below are in Canadian dollars.

Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year Ended Jan. 31	Salary/ Fee ($)	Share based Awards ($)¹	Other based Awards ($)	Annual Incen- tive Plans	Long- Term Incen- tive Plans	Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
GREG ANDERSON President, CEO	2010 2009 2008	135,910 129,371 133,991	185,791 257,194 149,797	Nil Nil 93,162	Nil	Nil	Nil	Nil	321,701 386,565 376,950
RUTH SWAN Secretary, CFO	2010 2009 2008	28,208 29,873 28,305	28,904 33,674 62,882	Nil	Nil	Nil	Nil	Nil	56,302 63,551 91,187

¹  The grant date fair values of incentive stock options granted to the Named Executive Officers as indicated in this column are estimated using the Black-Scholes option pricing model (See Note 8 to the Company’s annual audited financial statements for the year ended January 31, 2010 for the assumptions and estimates used for this calculation).

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out option-based awards granted to the Named Executive Officers during the most recently completed financial year, or in prior years, and that were outstanding as at January 31, 2010.  No other share-based awards have been granted to the Named Executive Officers by the Company.

	Option-based Awards				Share-based Awards
Named Executive Officer	Number of Common Shares Underlying Unexercised Options (#)	Option Exercise Price Per Common Share ($)	Option Expiry Date	Value of Unexercised in-the-money options ¹ ($)	Number of Shares or Units of Shares That have Not vested (#)	Market or Payout value Of share- Based awards that have not Vested ($)
GREG ANDERSON	35,000 54,300 22,500 92,500 20,000	5.25 11.00 11.55 7.81 5.75	June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013 July 13, 2014	52,500 Nil Nil Nil 35,000	Nil Nil Nil 11,563 12,500	Nil Nil Nil 33,216 26,556
RUTH SWAN	10,000 50,000 10,000 1,827 10,030 10,000	4.00 6.20 11.00 11.55 7/81 5.75	October 4, 2010 April 20, 2011 July 3, 2012 July 30, 2012 June 23, 2013 July 13, 2014	27,500 5,500 0 0 0 10,000	Nil Nil Nil Nil 1,254 6,250	Nil Nil Nil Nil 3,602 13,278

¹  The value of unexercised “in-the-money options” at the financial year end is the difference between the option exercise price and the market value of the underlying common share on the TSX Venture Exchange on January 31, 2010.  The closing price of the common shares on January 31, 2010 was $6.75.

Incentive Plan Awards – Value Vested or Earned during the Year

Named Executive Officer	Option-based awards – Value vested¹ during the year ended January 31, 2010 ($)	Share-based awards - Value vested during the year ended January 31, 2010 ($)	Non-equity incentive plan Compensation - Value earned during the year ended January 31, 2010 ($)
Greg Anderson	7,300	185,791	135,910
Ruth Swan	3,650	28,094	28,208

¹  Represents the aggregate dollar value that would have been realized if the incentive stock options had been exercised on the vesting date – that is, the difference between the market price of the underlying common shares and the option exercise price on the vesting date.

Pension Plan Benefits

The Company does not offer any pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

Other than as disclosed below, the Company is not a party to any contract, agreement, plan or arrangement with its Named Executive Officers that provide for payments to Named Executive Officers at, following, or in  connection  with  any termination (whether voluntary, involuntary or constructive), resignation or retirement, or as a result of a change in control of the Company or a change in a Named Officer’s responsibilities.

Director Compensation

The Company does pay its directors a fee for attending meetings.  Directors are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors and the Company does, from time to time, grant incentive stock options to purchase common shares to its directors (see “Outstanding Option – Based Awards” below).

The following disclosure of director compensation for the Company’s most recently completed financial year excludes compensation for the Company’s Greg Anderson, in  his capacity as President and Chief Executive Officer of the Company.  His compensation is disclosed above.

Name	Director Fees Earned ($)	Share- Based Awards ($)	Option Based Awards ($)	Non-equity Incentive Plan Com- pensation ($)	Pension Value ($)	All other Compen- sation ($)	Total ($)
William Deeks	3,500	140,502	7,300	Nil	Nil	Nil	151,302
Mark Gulbrandson	3,500	140,500	7,300	Nil	Nil	Nil	151,300
John Plourde	0	185,792	7,300	Nil	Nil	132,000	325,092
Erik Tornquist	0	185,792	7,300	Nil	Nil	116,000	309,092
William Webster	3,500	140,502	7,300	Nil	Nil	Nil	151,302
Dennis Simmons	3,500	140,502	7,300	Nil	Nil	Nil	151,302

Outstanding Option-Based Awards

The following table sets out option-based awards to the directors of the Company (excluding Greg Anderson and Ruth Swan) during the most recently completed financial year, and in years prior to, and that were outstanding as at the fiscal year ended January 31, 2010.  No other share-based awards have been granted to the directors and the Company does not provide any non-equity incentive plan compensation to its directors.  See also “Executive Compensation – Incentive Plan Awards” for outstanding options held by Greg Anderson and Ruth Swan.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets out the value vested or earned by the non-executive directors of the Company during the financial year ended January 31, 2010.  See Part 4 – “Executive Compensation – Incentive Plan Awards” for details with respect to Greg Anderson and Ruth Swan.

Named Executive Officer	Option-based awards – Value vested¹ during the year ended January 31, 2010 ($)	Share-based awards - Value vested during the year ended January 31, 2010 ($)	Non-equity incentive plan Compensation –Value earned During the year ended January 31, 2010 ($)
William G. Deeks	7,300	140,502	3,500
Mark Gulbrandson	7,300	140,500	3,500
John Plourde	7,300	185,792	132,000
Erik A. Tornquist	7,300	185,792	116,000
William F. Webster	7,300	140,502	3,500
Dr. Dennis Simmons	7,300	140,502	3,500

¹  Represents the aggregate dollar value that would have been realized if the incentive stock options had been exercised on the vesting date – that is, the difference between the market price of the underlying shares and the option exercise price on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of January 31, 2010, the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)
Equity compensation plans approved by securityholders	2,000,357	$7.34	327,700
Equity compensation plans not approved by security– holders	N/A	N/A	N/A
TOTAL	2,000,357	$7.34	327,700

ELECTION OF DIRECTORS

The directors of the Company are annually elected and hold office until the next Annual General Meeting of the Company or until their successors are appointed, unless a director ceases to hold office pursuant to the Business Corporations Act, SBC 2002, or his or her office is vacated pursuant to the Articles of the Company.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF AN  OTHER PERSON OR PERSONS AS DIRECTORS.

The following table set out the information concerning management nominees for the office of Director, four of whom are ordinarily resident in Canada and three of whom are ordinarily resident in the United States of America.

Name and Place of Residence	Term Expires	Past and Present Principal Occupation for last 5 Years	Period for which Nominee has been a Director of the Company	Approximate No. of shares Beneficially Owned Directly or Indirectly as at May 3, 2010
GREGORY RAE ANDERSON Gold Canyon, AZ. PRESIDENT & DIRECTOR	At the Next Annual General Meeting	Owner, President and CEO G.R. Enterprises	June 24, 2005 to present	182,590
WILLIAM G. DEEKS Whistler, B.C. DIRECTOR	At the Next Annual General Meeting	Executive	March 17, 1997 to present	97,000
MARK H. GULBRANDSON Lakeville, MN DIRECTOR	At the Next Annual General Meeting	Owner, CEO, Apple Auto Group, Minneapolis, MN	June 24, 2005 to present	220,447
JOHN PLOURDE West Vancouver, B.C. DIRECTOR	At the Next Annual General Meeting	Investor Relations	December 20, 1999 to present	529,379

ERIK ANDERS TORNQUIST Burnaby, B.C. DIRECTOR	At the Next Annual General Meeting	Consultant	June 24, 2005 to present	68,060
WILLIAM FRANKLIN WEBSTER Toronto, Ontario DIRECTOR	At the Next Annual General Meeting	Self-Employed Businessman	June 24, 2005 to present	144,410
DR. DENNIS SIMMONS Apple Valley, Minnesota DIRECTOR	At the Next Annual General Meeting	Self-Employed Dentist	November 29, 2006 to present	421,054

The Board of Directors has three committees:

a)

the Audit and Finance Committee which consists of William G. Deeks, Mark Gulbrandson, Dennis Simmons and William F. Webster;

b)

the Corporate Governance Committee which consists of William G. Deeks, Mark Gulbrandson, Dennis Simmons and William F. Webster;

c)

the Disclosure Committee which consists of William F. Webster and John Plourde;

d)

the Compensation  Committee  which  consists of William G. Deeks, Mark Gulbrandson, Dennis Simmons and William F. Webster.

Corporate Cease Trade Orders and Bankruptcies

None of the proposed directors are, or within the ten years prior to the date of this Information Circular, have been a director, officer or  promoter of any other issuer or reporting company which have been struck from the Registrar of Companies by the B.C. Registrar of Companies or other similar authority or was subject to a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, or suspension order for a period of more than 30 consecutive days.

None of the proposed directors have been a director officer or promoter of any other issuer or reporting company which was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislative authority relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that reporting company.

Penalties and Sanctions

None of the proposed directors have been the subject of any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Individual Bankruptcies

No proposed director has, within the ten years prior to the date of  the  Prospectus,  been  declared  bankrupt  or  made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

The Board of Directors has adopted:

a)

the Audit and Finance Committee of the Board of Directors Charter;

b)

the Nominating and Corporate Governance Committee of the Board of Directors Charter; and

c)

the Corporate Disclosure Control System;

in order to comply with Multilateral Instrument 502-109.  Copies of these documents are located under the Company’s name on the Sedar website (www.sedar.com).

On or before July 1, 2005, the Audit Committee of the Board of Directors established “whistle blower” procedures in order to comply with Section 2.3(7) of Multilateral Instrument 52-110.  A copy of the procedure is located under the Company’s name on  the Sedar website.

CORPORATE GOVERNANCE DISCLOSURE

The Company is a Venture Issuer and is required to provide the following information in its Management Information Circular if the Company is soliciting a proxy for the election of Directors.

Board of Directors

The Board of Directors has created a Nominating and Corporate Governance Committee and has approved a charter for that committee.  A copy of the charter has been placed on the Sedar website.

The said committee is intended to provide the exercise of independent supervision over management.

The Board includes the following persons who are considered to be independent in the circumstances of this Company:  William G. Deeks, Mark Gulbrandson, John Plourde, Erik Tornquist and William F. Webster and Dr. Dennis Simmons.

In addition, the Board includes Gregory R. Anderson as a director.  He is not considered independent as he performs the role of officer for the Company.

Directorships

None of the directors are presently directors of other issuers which are reporting issuers or their equivalent in a domestic or foreign jurisdiction.

Orientation and Continuing Education

The Board does not have any formal procedure to orient new board members nor does it have a formal policy of providing continuing education for directors.

The Company relies upon its professional advisors to update the knowledge of the board members in respect to changes in relevant policies and regulations.  The Nominating and Corporate Governance Committee will be expected to select any new members from persons who have the requisite knowledge and experience to ensure that the lack of formal policy will not detract from the performance of board members.

Ethical Business Conduct

The Board has adopted a Code of Ethics.  A copy of the Code is located under the company’s name on the Sedar website (www.sedar.com).  The Board does not take any formal measures to encourage and promote a culture of ethical business conduct, but, does rely upon the selection of persons to and as directors, officers and employees who they consider to meet the highest ethical standards.

Nominations of Directors

The Nominating and Corporate Governance Committee is charged with the responsibility of identifying new candidates for board nominations, including setting up a procedure for identifying new candidates.

Compensation

The directors of the Company do not receive compensation as such.  The compensation payable to officers and for consulting services are determined by the Board of Directors according to their understanding as to the amount of compensation is reasonable in the circumstances of the services performed by officers or consultants.

Other Board Committee

The Board does not have any standing committee other than audit, compensation, disclosure, nominating and corporate governance committees.

Assessment

The Nominating and Corporate Governance Committee is charged with the responsibility of satisfying itself that the board, its committees and individual directors are performing effectively.

REMUNERATION OF MANAGEMENT AND OTHERS

During the last fiscal year, the Company paid no monies for management fees (see “Executive Compensation”).   However, directors received $14,000 during the year for directors fees for attending meetings.

One non-executive officer/director received $132,000 for investor relations services.

One non-executive officer/director received $116,000 for services on the property.  One executive officer/director received $135,910 for investor relations activities.  One executive officer received $28,208 for accounting and management services.

No pension or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Since the beginning of the last fiscal year, the following persons held incentive stock options.  The following amounts are set out in shares of Pacific Booker Minerals Inc. and reflect amendments described in previous Information Circulars.

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date

W. Deeks

J. Plourde

G. Anderson

R. Swan

W. Deeks

M. Gulbrandson

E. Tornquist

W. Webster

R. Swan

R. Swan

K. Konigsmann

G. Wang

C. Rouse

J. Plourde

G. Anderson

E. Tornquist

W. Deeks

W. Webster

M. Gulbrandson

N. Seldon

D. Simmons

J. Plourde

G. Anderson

E. Tornquist

W. Deeks

W. Webster

M. Gulbrandson

D. Simmons

R. Swan

N. Seldon

K. Konigsman

C. Rouse

G. Wang

J. Plourde

G. Anderson

E. Tornquist

W. Deeks

W. Webster

M. Gulbrandson

D. Simmons

R. Swan

J. Plourde

G. Anderson

E. Tornquist

W. Deeks

W. Webster

M. Gulbrandson

D. Simmons

R. Swan

N. Seldon

K. Konigsmann

D. Betton

J. Zhang

G. Wang

J. Plourde

G. Anderson

E. Tornquist

W. Deeks

W. Webster

M. Gulbrandson

D. Simmons

R. Swan

N. Seldon

K. Konigsmann

D. Betton

J. Zhang

S. Tribe

50,000

105,000

75,000

10,000

50,000

100,000

100,000

100,000

10,000

50,000

20,000

10,000

10,000

35,000

35,000

35,000

22,000

22,000

22,000

25,000

100,000

54,300

54,300

54,300

34,300

34,300

34,200

34,300

10,000

5,000

5,000

5,000

5,000

22,500

22,500

22,500

15,600

15,600

15,700

15,600

1,827

92,500

92,500

92,500

70,000

70,000

70,000

70,000

10,030

5,000

15,000

20,000

5,000

5,000

20,000

20,000

20,000

20,000

20,000

20,000

20,000

10,000

5,000

5,000

10,000

10,000

10,000

$3.87

$3.87

$3.87

$3.87

$4.00

$4.00

$4.00

$4.00

$4.00

$6.20

$6.20

$6.20

$6.20

$5.25

$5.25

$5.25

$5.25

$5.25

$5.25

$5.25

$7.00

$11.00

$11.00

$11.00

$11.00

$11.00

$11.00

$11.00

$11.00

$11.00

$11.00

$11.00

$11.00

$11.55

$11.55

$11.55

$11.55

$11.55

$11.55

$11.55

$11.55

$7.81

$7.81

$7.81

$7.81

$7.81

$7.81

$7.81

$7.81

$7.81

$7.81

$7.81

$7.81

$7.81

$5.75

$5.75

$5.75

$5.75

$5.75

$5.75

$5.75

$5.75

$5.75

$5.75

$5.75

$5.75

$5.75

10/13/2004

10/13/2004

10/13/2004

10/13/2004

10/04/2005

10/04/2005

10/04/2005

10/04/2005

10/04/2005

04/20/2006

04/20/2006

04/20/2006

04/20/2006

06/27/2006

06/27/2006

06/27/2006

06/27/2006

06/27/2006

06/27/2006

06/27/2006

11/29/2006

07/03/2007

07/03/2007

07/03/2007

07/03/2007

07/03/2007

07/03/2007

07/03/2007

07/03/2007

07/03/2007

07/03/2007

07/03/2007

07/03/2007

07/30/2007

07/30/2007

07/30/2007

07/30/2007

07/30/2007

07/30/2007

07/30/2007

07/30/2007

06/23/2008

06/23/2008

06/23/2008

06/23/2008

06/23/2008

06/23/2008

06/23/2008

06/23/2008

06/23/2008

06/23/2008

06/23/2008

06/23/2008

06/23/2008

07/13/2009

07/13/2009

07/13/2009

07/13/2009

07/13/2009

07/13/2009

07/13/2009

07/13/2009

07/13/2009

07/13/2009

07/13/2009

07/13/2009

07/13/2009

10/13/2009**

10/13/2009**

10/13/2009**

10/13/2009**

10/04/2010

10/04/2010

10/04/2010***

10/04/2010

10/04/2010**

04/20/2011

04/20/2011

04/20/2011

04/20/2011*

06/27/2011

06/27/2011

06/27/2011

06/27/2011

06/27/2011

06/27/2011

06/27/2011

11/29/2011

07/03/2012

07/03/2012

07/03/2012

07/03/2012

07/03/2012

07/03/2012

07/03/2012

07/03/2012

07/03/2012

07/03/2012

07/03/2012*

07/03/2012

07/30/2012

07/30/2012

07/30/2012

07/30/2012

07/30/2012

07/30/2012

07/30/2012

07/30/2012

06/23/2013

06/23/2013

06/23/2013

06/23/2013

06/23/2013

06/23/2013

06/23/2013

06/23/2013

06/23/2013

06/23/2013

06/23/2013

06/23/2013

06/23/2013

07/13/2014

07/13/2014

07/13/2014

07/13/2014

07/13/2014

07/13/2014

07/13/2014

07/13/2014

07/13/2014

07/13/2014

07/13/2014

07/13/2014

07/13/2014

*      terminated.

**    all have been exercised.

***  50,000 have been exercised.

None of the directors or senior officers of the company or associates or affiliates of any of them have been indebted to the Company since the beginning of the last completed financial year in an amount exceeding $50,000.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (NI 52-110) of the Canadian securities administrators requires the Company’s Audit Committee to meet certain requirements.  It also requires the Company to disclose in this Circular certain information regarding the Audit Committee.  That information is disclosed below.

Overview

The Audit Committee of the Company’s Board of Directors is responsible for:

a)

recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each Annual General Meeting and approving the compensation of such external auditor;

b)

overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Company’s financial reporting;

c)

pre-approving all non-audit services to be provided to the Company and its subsidiaries, if any, by the auditor;

d)

reviewing the Company’s annual and interim financial statements, Management’s Discussion & Analysis (MD&A) and press releases regarding earning before they are submitted for review and approval by the Board of Directors and publicly disseminated by the Company;

e)

confirming adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically accessing the adequacy of those procedures; and

f)

reviewing and approving the Company’s hiring policies regarding current and former partners and employees of the Company’s current and former auditors.

The Company’s auditor reports directly to the Audit Committee.

The Audit Committee’s Charter

The Company’s Board of Directors has adopted a Charter for the Audit Committee which sets out the Company’s mandate, organization, powers and responsibilities.  The Charter is attached as a schedule to this Circular.

Composition of the Audit Committee

The  Audit  Committee  consists  of  four directors.  Unless it is a ‘Venture Issuer’ (an  issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America other than the over-the-counter market, or a market outside of Canada and the U.S.A.) as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate.  In addition, the Company’s governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Company.  The Audit Committee complies with this requirement.

The following table sets out the names of the members of the Audit Committee and whether they are officers or employees, ‘independent’ or ‘financially literate’.

Name of Member	Independent	Financially Literate
William G. Deeks Mark Gulbrandson Dennis Simmons William Webster	Yes Yes Yes Yes	Yes Yes Yes Yes

Relevant Education and Experience

The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

a)

an understanding of the accounting principles used by the Company to prepare its financial statements;

b)

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

d)

an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
William G. Deeks	N/A	45 years experience as director and/or officer
Mark Gulbrandson	N/A	32 years experience as director and/or officer
Dennis Simmons	N/A	26 years experience as director and/or officer
William F. Webster	Ba (Honors) Economics (Univ. of Toronto, 1965)	36 years experience as director and/or officer

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Company’s Board of Directors.

Reliance on Exemptions in NI 52-110 regarding De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

1.

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company’s auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit); or

2.

an exemption from the requirements of NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in its Charter.

External Auditor Service Fees (By Category)

The following  table  discloses  the  fees  billed  to the Company by its external auditor during the last two financial years.

Financial Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2010	36,250	0	0	0
2009	36,750	0	0	0
2008	35,000	0	0	0

(1)

The aggregate fees billed for audit services.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for tax compliance, tax advice, and tax planning services.  These services involved the preparation of Canadian Corporation Income Tax Returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Reliance on Exemptions in NI 52-110 regarding Audit Committee Composition & Reporting Obligations

Since the Company  is a  Venture Issuer, it is relying on the exemption contained in section 6.1 of  NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in the Company’s Annual Information Form, if any).

APPOINTMENT OF AUDITORS

It is intended to vote the proxy to appoint Meyers Norris Penny LLP, Chartered  Accountants, of 2300 – 1055 Dunsmuir Street, Vancouver, B.C.  V7X 1J1 as Auditors of the Company, and to authorize the directors to fix their remuneration. They were appointed in 2008.

MANAGEMENT CONTRACTS

There are no management contracts with persons other than the directors.

OTHER MATTERS TO BE ACTED UPON

There shall be moved at the Meeting the following resolutions:

1.    A special resolution, (1) to ratify and approve the exercise of any stock options granted to directors, officers and/or employees of the Company and/or its subsidiaries during the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options that the Company might see fit in their discretion to grant to directors, officers and/or employees of the Company and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the TSX Venture Exchange and to ratify the exercise of any options so granted, and (3) to authorize the directors to renegotiate or cancel any existing stock options.

2.    A special resolution to approve the 2010 Stock Option Plan.

Shareholders will be asked to consider and, if thought fit, to approve a stock option plan (the “Plan”).   The resolution must be approved by Disinterested Shareholder approval as defined in the policies of the TSX Venture Exchange (“Majority of Minority Approval”).   Management is of the view that it is in the best interests of the Company to implement the Plan.  The Plan, if approved by the shareholders and the TSX Venture Exchange (the “Exchange”), will become effective upon such approval.

The Plan has been prepared in accordance with the policies of the Exchange.   It  reserves 2,328,057 common shares for issuance pursuant to the exercise of options granted  pursuant to the Plan being less than 20% of the number of common shares expected to be issued and outstanding as at the effective date of the Plan.  Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof.  The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted,  the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal  to the closing  price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option.  At a minimum, unless the approval of the Exchange is received, options will vest in equal installments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months.   Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the board, but in any case must be no more than ten years from the date of grant.  Options are not transferable other than by will or the laws of descent and distribution.  If an optionee ceases to be an eligible person for any reason whatsoever, other than death, the option (to the extent that it has vested at the time of termination) will terminate and be of no further force and effect.   If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option’s expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares under any other share compensation arrangement.  Under the Plan, the maximum number of common shares that may be issued to any participant, or to one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20%  of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan.

A copy of the Plan is attached to this Information Circular as Schedule A.

3.

The Company wishes to amend its Articles in order to allow the Company to use the Direct Registration Systems which will be a new system of share registration which is being adopted by Canadian reporting issuers.

In order for the Company to participate in this procedure, the management proposes the following special resolution:

A Special Resolution to alter the Articles of the Company as follows:

“RESOLVED, AS A SPECIAL RESOLUTION, THAT the Articles of the Company be altered by the addition of the following, as Article 27:

“27.

(1)

In this section, “uncertificated share” means a share that is not represented by a certificate.

(2)

A share issued by a company may be represented by a share certificate or, except in the case of an unlimited liability company, may be represented by an uncertificated share.

(3)

Unless the shares of which a shareholder is the registerd owner are uncertificated shares, the shareholder is entitled, on a request and at the shareholder’s option, to receive, without charge, one of the following from the company in respect of his or her shares:

a)

a share certificate in a form that complies with the Business Corporations Act (B.C.) and with the Company’s articles;  or

b)

a non-transferable written acknowledgement of the shareholder’s right to obtain such a certificate.

(4)

Unless the company’s articles provide otherwise, the directors of the company may, by resolution, provide that:

a)

the shares of any or all of the classes and series of the company’s shares must be uncertificated shares, or

b)

any specified shares must be uncertificated shares.

(5)

Despite subsection (4), if a certificate or acknowledgement referred to in subsection (3) has been received by a shareholder in relation to a share, a resolution referred to in subsection (4) must not apply to that share until the certificate or acknowledgement is surrendered to the company.

(6)

Within a reasonable time after the issue or transfer of a share that is an uncertificated share, the company must send to the shareholder a written notice containing the information required to be stated on a share certificate under section 2.”

4   An ordinary resolution that the members ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company.

To pass the proposed special resolutions, an affirmative vote of not less than two-thirds of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF  SHAREHOLDERS  OTHER  THAN  REFERRED  TO  IN  THE  NOTICE  OF

MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 3rd day of May, A.D. 2010.

BY ORDER OF THE BOARD OF DIRECTORS